OUVO, INC.

July 5, 2006

Division of Corporate Finance

United States Securities and Exchange Commission

Washington D.C.

20549

         Attention:                 Yolanda R. Crittendon

                                         Staff Accountant

Via Facsimile: (202) 772-9209

      RE:             Ouvo, Inc.

                         Form 8-K

                         Filed June 22, 2006

                         File No. 000-49838

Dear Ms. Crittendon

Thank you for your comments dated June 27, 2006, related to our disclosure for Ouvo, Inc. (the “Company”) on Form 8-K filed with the Securities and Exchange Commission on June 22, 2006.

Please direct any additional comments to the following address and fax number:

      Kent Carasquero

      Chief Executive Officer

      Ouvo, Inc.

      325-3495 Cambie Street

      Vancouver, British Columbia V5Z 4R3

      Telephone: (604) 725-4160

      Facsimile: (604) 608-9010

The following is our detailed response to your comment:

1.

Please tell us why you engaged a Canadian registered public accounting firm as opposed to a U.S. registered public accounting firm. In this regard, the staff generally believes a domestic U.S. registrant should use a U.S. registered public accounting firm. In some situations, a registered public accounting firm based outside of the U.S. may be appropriate. For example, if the majority of the registrant’s assets and operations are located outside of the U.S., the majority of the registrant’s accounting workpapers are located outside of the U.S. and the majority of the audit work is conducted outside of the U.S. Please tell us how you considered this guidance in determining it was appropriate to use an accounting firm based outside of the U.S. Please see further discussion of this guidance at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.

Response:

The Company engaged a Canadian, PCAOB registered public accounting firm because of their proximity to our limited operations. Below we have provided a more detailed explanation of our decision, in accordance with the guidance provided by the publication International Reporting and Disclosure Issues in the Division of Corporate Finance, Section V., Audit Reports and Independent Auditors, K., Location of the Auditor.

o      Are the majority of the registrant’s assets, revenues, and operations located outside the U.S.?

      Response:

The Company’s operations are located outside of the U.S. Since the engagement of new auditors, the Company’s registered address has been changed to that reflected in this correspondence. The Company has no assets or revenues as well as no commercial operations or employees. The Company is and from inception has been a shell company (as defined in Rule 12b-2 of the Securities and Exchange Act of 1934, as amended), and as such its operations have been organizational in nature, primarily concerned with searching for a business opportunity and raising initial capital.

o     Are the majority of the registrant’s assets, revenues, and operations located in the country where the auditor resides?

      Response:

        The Company’s limited operations are located in the country where the auditor resides.

o    Are the registrant’s management and accounting records located in the country where the auditor resides?

      Response:

        The Company’s management and accounting records are located in the country where the auditor resides.

o   Is the majority of the audit work conducted outside the U.S.?

      Response:

        All of the Company’s audit work is conducted outside the U.S.

In connection with responding to your comment we acknowledge that:

o          the Company is responsible for the adequacy and the accuracy of the disclosure in this filing;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information provided above is responsive to your comment. Should you have any additional comments or questions regarding the Company’s filing on Form 8-K, please contact us.

Yours faithfully,

/s/ Kent Carasquero

Kent Carasquero, chief executive officer